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                                                       Filed by:  Broadwing Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                 Subject Company:  Broadwing Communications Inc.
                                                 Commission File No.:  001-15307


On March 27, 2003, Broadwing Inc. issued the following press release:

Investor contact:                           Media contact:
Mike Hemsath                                Thomas Osha
513.397.7788                                513.397.7316
mike.hemsath@broadwing.com                  tom.osha@broadwing.com

              BROADWING INC. SUCCESSFULLY COMPLETES CREDIT FACILITY
                   RENEGOTIATION, INITIATES RECAPITALIZATION
-    Provides Liquidity to 2006
-    Closes on $350 Million Financing to Retire Bank Debt
-    Obtains Additional Flexibility on 6 3/4% Convertible Debt
- Expects to File Exchange Offer for 12 1/2% Preferred, 9% Senior Subordinated Debt

CINCINNATI - March 27, 2003 -- Broadwing Inc. (NYSE: BRW) today announced a comprehensive recapitalization that includes the successful completion of an amendment to its bank credit facility for, among other things, extension of its scheduled maturities, providing the company with sufficient liquidity to meet its obligations until 2006.

"Undertaking a recapitalization of the company and completing the renegotiation of our bank credit facility allows Broadwing to move forward to rebuild our financial structure and create value for our shareholders and employees," said Kevin Mooney, chief executive officer of Broadwing Inc. "Now we can execute the remaining elements of our strategic restructuring plan, including working to close the sale of Broadwing's broadband business to C III Communications, maintaining the strength of our Cincinnati Bell franchise, and further strengthening our financial position by de-leveraging the balance sheet."

Under terms of the amendment, the company is permanently reducing its credit facility by $220 million and increasing the interest rate on the bank facility by approximately 60 basis points.


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Additionally, the company announced that it has obtained a waiver from the holder of its 6 3/4 percent convertible debt, Oak Hill Capital Partners, L.P. that provides the company more latitude in managing liabilities at its Broadwing Communications subsidiary, provides flexibility in raising future sources of capital, and waives certain acceleration rights. Under the terms of this agreement, the company will increase the coupon to nine percent through the maturity of this instrument. The 2 1/4 percent increase in the coupon will be payable in-kind through maturity. The remaining interest payment terms remain unchanged.

In addition, the company closed and funded the previously announced $350 million in new financing arranged by Goldman, Sachs & Co. and will use the proceeds primarily to retire a portion of its bank debt. The notes will pay a 16 percent coupon, of which 12 percent is cash interest and 4 percent is payable in-kind. In addition, the company will issue to the investor group warrants for 17.5 million shares of Broadwing's common stock at $3.00 per share.

The terms of the new financing, along with the amended credit facility, include restrictions that limit Broadwing Inc.'s funding of Broadwing Communications beyond an aggregate amount of $118 million after October 1, 2002. The amount remaining that can be invested in Broadwing Communications was $58 million as of February 28, 2003.

Furthermore, the company has reached an agreement with more than two-thirds of the holders of the 12 1/2 percent preferred stock and 9 percent senior subordinated notes of its Broadwing Communications subsidiary to exchange these instruments for common stock of Broadwing Inc. If all of the holders of these securities participate in the exchange offers, which are contingent upon closing the sale of the assets of Broadwing Communications Services, the company expects to issue 26 million new shares of common stock.

"These actions substantially increase our financial flexibility," said Tom Schilling, chief financial officer of Broadwing Inc. "The amendment to our credit facility provides


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Broadwing with liquidity until 2006 and will enable us to significantly de-leverage the company over the next three years. The net effect of this recapitalization will reduce Broadwing's minority interest and debt by approximately $500 million and have a modest negative impact on net income."

Banc of America Securities acted as the lead financial advisor to the bank amendment process with Lehman Brothers as co-advisor to Broadwing Inc.

Today, the company also announced in a separate release its 2002 fourth quarter and year-end earnings results.

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The foregoing reference to the registered public exchange offer shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of common stock of Broadwing Inc. in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the prospectus and the Registration Statement on Form S-4 relating to the exchange offer when they become available because they will contain important information.

These documents and amendments to these documents will be filed with the Securities and Exchange Commission (the "SEC"). When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov (http://www.sec.gov).


CONFERENCE CALL/WEBCAST
Broadwing Inc. will host a conference call discussing its 2002 results and progress against its restructuring plan on Thursday, March 27, 2003 at 10:00 am EST, which will be web-cast on the company's website at www.broadwing.com.

ABOUT BROADWING
Broadwing Inc. (NYSE: BRW) is an integrated communications company comprised of Broadwing Communications and Cincinnati Bell. Broadwing Communications leads the industry as the world's first intelligent, all-optical, switched network provider and offers businesses nationwide a competitive advantage by providing data, voice and Internet solutions that are flexible, reliable and innovative on its 18,700-mile optical network and its award-winning IP backbone. Cincinnati Bell is one of the nation's most respected and best performing local exchange and wireless providers with a legacy of unparalleled customer service excellence and financial strength. The company was recently ranked number one in customer satisfaction, for the second year in a row, by J.D. Power and Associates for local residential telephone service and residential long distance among mainstream users and received the number one ranking in wireless customer satisfaction in its Cincinnati market. Cincinnati Bell provides a wide range of telecommunications products and services to residential and business customers in Ohio, Kentucky and Indiana. Broadwing Inc. is headquartered in Cincinnati, Ohio. For more information, visit www.broadwing.com.

NOTE: Information included in this news release contains forward-looking statements that involve potential risks and uncertainties. Broadwing's future results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, Broadwing's ability to maintain its market position in communications services, general economic trends affecting the purchase of telecommunication services, world and national events that may affect the ability to provide services, and its ability to develop and launch new products and services. More information on potential risks and uncertainties is available in the company's recent filings with the Securities and Exchange


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Commission, including the 2001 Form 10-K for Broadwing Inc. and Broadwing
Communications Inc.